Los Angeles, CA 90071-2027 PHONE 323.210.2900 FAX 866.974.7329 www.wsgr.com

April 19, 2019

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mara L. Ransom

Jennifer Lopez-Molina

Scott Anderegg

Ta Tanisha Meadows

William Thompson

Re:	Revolve Group, LLC

Revolve Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1

Filed March 14, 2019

File No. 333-227614

Ladies and Gentlemen:

On behalf of our client, Revolve Group, LLC. (“Revolve” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 10, 2019 (the “Comment Letter”), relating to the above referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”).  In response to the comments set forth in the Comment Letter, Revolve intends to revise the Registration Statement as set forth below.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement, as applicable.

Selected Consolidated Financial and Other Data, page 59

1.

Please revise to include pro forma basic and diluted net income per unit attributable to common unit holders for each year presented. Similarly revise the consolidated statements of income. Refer to paragraphs (e) and (f) of Item 11 of Form S-1, Article 11 of Regulation S-X and Item 301 of Regulation S-K.

In response to the Staff’s comment, the Company intends to revise the disclosure on pages 14, 59, F-4, F-10 and F-23 to include the pro forma basic and diluted net income per common unit holders for the latest year based on the guidance provided in Topic 3, Section 3230 and 3430 of the Division of Corporation Finance’s Financial Reporting Manual as follows (with added text underlined).

austin      beijing      boston      brussels      hong kong      london      los angeles      new york      palo alto
san diego      san francisco      seattle      shanghai      washington, dc      wilmington, de

Securities and Exchange Commission

April 19, 2019

Pages 14 and 59

	Years Ended December 31,
	2016	2017	2018
	(in thousands, except per unit data)

Net sales	$312,082	$399,597		$498,739
Cost of sales	166,707	205,907		233,433
Gross profit	145,375	193,690		265,306
Operating expenses:
Fulfillment	8,618	9,458		13,292
Selling and distribution	42,114	50,766		70,621
Marketing	39,000	55,476		74,394
General and administrative	50,102	57,468		65,201
Total operating expenses	139,834	173,168		223,508
Income from operations	5,541	20,522		41,798
Other expense, net	895	1,431		631
Income before income taxes	4,646	19,091		41,167
Provision for income tax	2,448	14,091		10,529
Net income	2,198	5,000		30,638
Less: Net loss attributable to non-controlling interest	205	347		47
Net income attributable to Revolve Group, LLC	$2,403	$5,347		$30,685
Net income per unit attributable to common unit holders:
Basic	$0.00	$0.00		$0.02
Diluted	$0.00	$0.00		$0.02
Weighted average common units outstanding:
Basic	935,597	935,597		935,597
Diluted	976,865	982,617		994,671
Pro forma net income per unit attributable to common unit holders (unaudited) (1):
Basic			$
Diluted			$
Pro forma weighted average common units outstanding (unaudited) (1):
Basic
Diluted

(1)

See Note 12 to our consolidated financial statements for an explanation of the calculations of our pro forma basic and diluted net income per unit attributable to common unit holders and the pro forma weighted average common units used in the computation of the per unit amounts.

Securities and Exchange Commission

April 19, 2019

	Years Ended December 31,
	2016	2017	2018

Net sales	$312,082	$399,597	$498,739
Cost of sales	166,707	205,907	233,433
Gross profit	145,375	193,690	265,306
Operating expenses:
Fulfillment	8,618	9,458	13,292
Selling and distribution	42,114	50,766	70,621
Marketing	39,000	55,476	74,394
General and administrative	50,102	57,468	65,201
Total operating expenses	139,834	173,168	223,508
Income from operations	5,541	20,522	41,798
Other expense, net	895	1,431	631
Income before income taxes	4,646	19,091	41,167
Provision for income tax	2,448	14,091	10,529
Net income	2,198	5,000	30,638
Less: Net loss attributable to non-controlling interest	205	347	47
Net income attributable to Revolve Group, LLC	$2,403	$5,347	$30,685

Net income per unit attributable to common unit holders:
Basic	$0.00	$0.00	$0.02
Diluted	$0.00	$0.00	$0.02

Weighted average common units outstanding:
Basic	935,597	935,597	935,597
Diluted	976,865	982,617	994,671

Pro forma net income per unit attributable to common unit holders (unaudited):
Basic			$
Diluted			$

Pro forma weighted average common units outstanding (unaudited):
Basic
Diluted

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited Pro Forma Net Income Per Unit

Unaudited pro forma basic and diluted net income per unit attributable to common unit holders assumes the conversion of all of the outstanding Class T and Class A Units of Revolve Group, LLC to

Securities and Exchange Commission

April 19, 2019

Class B common stock as if the proposed corporate conversion had occurred at the beginning of the current period.

Unaudited Pro Forma Net Income Per Unit

The following table presents the calculation of unaudited pro forma basic and diluted net income per unit attributable to common unit holders assuming the conversion of all of the outstanding Class T and Class A Units of Revolve Group, LLC to class B common stock as if the proposed corporate conversion had occurred at the beginning of the current period:

	Year Ended December 31, 2018
	(in thousands, except per share data, unaudited)
Numerator
Net income		$30,638
Net loss attributable to non-controlling interest		47
Net income attributable to common unit holders		$30,685
Denominator
Weighted average units used to compute basic net income per common unit
Assumed effect of conversion of preferred units
Effect of dilutive stock options
Weighted average number of units used to compute pro forma diluted net income per unit attributable to common unit holders
Pro forma net income per unit attributable to common unit holders—basic	$
Pro forma net income per unit attributable to common unit holders—diluted	$

Exclusive Forum, page 135

2.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether your exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Securities and Exchange Commission

April 19, 2019

As a related matter, please revise your related Risk Factor section to disclose that the federal district court of the District of Delaware will be the exclusive forum if the Court of Chancery does not have jurisdiction.

In response to the Staff’s comment, the Company intends to revise the disclosure on pages 49 and 135 as follows (with added text underlined).

Our bylaws that will be in effect on the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum~~s~~ for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws that will be in effect on the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;
•	any action asserting a breach of fiduciary duty;
•	any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation or our bylaws; and
•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the exclusive-forum provision in our bylaws that will be in effect on the completion of this offering to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Exclusive Forum

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court of law could rule that the choice of forum provision contained in our

Securities and Exchange Commission

April 19, 2019

certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors, officers and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder ~~and officers. Our bylaws will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act~~.

Consolidated Statements of Changes in Members’ Equity, page F-5

3.	Please explain to us why cumulative translation adjustments are not reported in other comprehensive income. Please refer to ASC 830-30-45-12.

The Company acknowledges the Staff’s comment and respectfully submits that the following disclosure was previously included on “Note 2. Significant Accounting Policies” on page F-12: “We have no significant transactions or activity, other than net income, that would be considered part of comprehensive income.”  The Company’s total cumulative translation adjustments amounted to $0, $0 and $208 thousand, or 0.0%, 0.0% and 0.3% of total equity for the years ended 2016, 2017 and 2018, respectively.  As a result, the Company has included the immaterial amounts within Accumulated member’s equity on its Consolidated Balance Sheets for all periods presented.  The Company believes that the amounts are immaterial and any reclassification would not enhance an investor’s understanding of the Company’s business.

The Company supplementally confirms to the Staff that the Company will evaluate its cumulative translation adjustments each reporting period and will consider whether or not they constitute material amounts in the context of the Company’s business which will require reclassification.

Note 11. Equity-based Compensation, page F-19

4.

Please provide us any updates to your estimated offering pricing range and to the list of option grants in your response letter dated October 5, 2018. Your response should include quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance subsequent to September 3, 2018.

The Company will supplementally provide the Staff with an estimated offering pricing range and a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance subsequent to September 3, 2018.

* * * *

Securities and Exchange Commission

April 19, 2019

Please direct any questions with respect to this Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Jesse Timmermans, Revolve Group, Inc. Katherine H. Ku, Wilson Sonsini Goodrich & Rosati P.C.

Tom Holden, Ropes & Gray LLP

Jeff Rawlins, KPMG LLP